Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated September 27, 2018

September 27, 2018
Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya
Representative Director and President
(Code: 6816, TSE 1st Section)
Inquiries:	Toshinori Kobayashi, Director, Administration
TEL:	+81-3-5499-8111

Notice Regarding Setting of the Record Date for Convening the Extraordinary General Meeting of Shareholders Relating to Approval of the Share Exchange with Alps Electric Co., Ltd., Dividends of Surplus and the Final Examination for the Share Exchange

As announced in the press release titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” dated July 27, 2017 (the “Business Integration Press Release”), Alpine Electronics, Inc. (the “Company”) and Alps Electric Co., Ltd. (“Alps Electric” and, together with the Company, the “Companies”) resolved at their respective board of directors meetings held on July 27, 2017 to conduct a business integration (the “Business Integration”) that involves a reorganization into a holding company structure, and the Companies executed a share exchange agreement (the “Share Exchange Agreement”) concerning a share exchange through which Alps Electric will become a wholly owning parent company of the Company and the Company will become a wholly owned subsidiary (the “Share Exchange”), based on the resolutions of their respective board of directors meetings held on the same day.

Following the execution of the Share Exchange Agreement, as announced in the press release titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” dated February 27, 2018 (the “Transaction Structure Change Press Release”), the Companies resolved at their respective board of directors meetings held on February 27, 2018 to change the management structure following the Business Integration from a pure holding company structure to an operating holding company structure and introduce an in-house company system (the “Structure Change”), and the Companies executed a memorandum of understanding to amend the share exchange agreement to implement the changes that are necessary in connection with the Structure Change. (Note)

(Note)
Further, after that, as announced in the press release titled “Notice Regarding the Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange) Concerning the Issuance of Stock Acquisition Rights” dated July 27, 2018, based on the resolutions of their respective board of directors meetings held on July 27, 2018, the Companies executed a memorandum of understanding concerning the amendments to the Share Exchange Agreement in order to implement the necessary changes in connection with the issuance of stock acquisition rights as stock options granted to directors of the Company (excluding directors who are not officers and directors or who are Audit and Supervisory Committee members) on July 23, 2018.

The Company hereby announces as follows that the Company has resolved at its board of directors meeting held today to set the record date for convening an extraordinary general meeting of shareholders (the “Extraordinary General Meeting of Shareholders”) at which the Company will submit a proposal for the approval of the Share Exchange Agreement.  Please note that such proposal is to be submitted to the Extraordinary General Meeting of Shareholders without revising the share exchange ratio agreed by the Companies in the Share Exchange Agreement (the “Share Exchange Ratio”).
In addition, the Company hereby announces as follows that the Company has resolved at its board of directors meeting held today to submit a proposal regarding the dividend payment by the Company of surplus (the “Special Dividends”) to the Extraordinary General Meeting of Shareholders, subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.

Prior to those resolutions, as the means to take a cautious approach to protect the interests of its minority shareholders, the Company conducted the final examination (the “Final Examination”) as to whether the Share Exchange is not disadvantageous to the minority shareholders of the Company, and the Company herby announces the results of the Final Examination as follows.

I.	Setting the Record Date for Convening the Extraordinary General Meeting of Shareholders and Other Matters

1.	Setting the Record Date for Convening the Extraordinary General Meeting of Shareholders
The Company has resolved as follows at its board of directors meetings held today with respect to the setting of the record date for convening the Extraordinary General Meeting of Shareholders.

(1)	Record Date and Other Details for Convening the Extraordinary General Meeting of Shareholders
In order to determine the shareholders who may exercise voting rights at the Extraordinary General Meeting of Shareholders, the Company has set the record date as October 15, 2018, and will treat the shareholders who are entered or recorded in the final shareholders register as of the same date as the shareholders who may exercise voting rights.
(i)	Public notice date:	September 28, 2018
(ii)	Record date:	October 15, 2018
(iii)	Method of public notice:	Electronic public notice
(To be posted on the Company’s website: http://www.alpine.co.jp/)

(2)	Submission of a Proposal
The Company plans to submit a proposal for the approval of the Share Exchange Agreement and a proposal regarding the Special Dividends to the Extraordinary General Meeting of Shareholders.  Such proposals are to be submitted to the Extraordinary General Meeting of Shareholders without revising the current Share Exchange Ratio.
The details of the proposal to be submitted will be provided in the notice of convocation of the Extraordinary General Meeting of Shareholders.

2.	Date of the Extraordinary General Meeting of Shareholders
It was announced in the Transaction Structure Change Press Release that the Extraordinary General Meeting of Shareholders would be held in mid-December 2018.  The Company will disclose the date as soon as it is determined at a board of directors meeting to be held in the future.

II.	Dividends of Surplus
1.	Terms of Dividend Payment
The Company has resolved at its board of directors meeting held today to submit a proposal regarding the Special Dividends to the Extraordinary General Meeting of Shareholders, subject to the condition that the proposal for the approval of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.  The terms of the Special Dividends are as outlined below.  The Company will disclose the effective date of the Special Dividends as soon as it is determined at a board of directors meeting to be held in the future.
(i)	Record date:	October 15, 2018
(ii)	Dividend per share:	100 yen
(iii)	Total amount of dividends:	6,895 million yen
(iv)	Effective date:	To be determined
(v)	Source of dividends:	Retained earnings

2.	Reason for Dividend Payment
Although no particular circumstances that give rise to doubt about fairness of the Share Exchange Ratio were initially identified in the course of examinations described in sub-items (i) and (ii) in III.2.(2) below, which were conducted without taking the impact of the Special Dividends into consideration, in light of various factors such as opinions expressed by certain minority shareholders of the Company, including the voting outcome at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018, and the latest trends of share prices of the Companies, in order to pursue the possibility for the Business Integration to be conducted on even more favorable terms and conditions to its minority shareholders, on September 4, 2018, the Company officially requested Alps Electric to discuss the terms and conditions of the Business Integration with the Company.  After that, while discussing with Alps Electric, the Company also continued careful consideration at its board of directors meetings, and as a result, on September 14, 2018, the Company stated to Alps Electric that it would like to pay the Special Dividends and, from the same day, started discussions on the payment of the Special Dividends with Alps Electric.  As a result of those discussions, the Company obtained the agreement from Alps Electric as to the payment of the Special Dividends and that there would be no revision to the Share Exchange Ratio despite the payment of the Special Dividends.  Accordingly, the Company resolved at its board of directors meeting held today to submit a proposal regarding the Special Dividends, subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.

For the specific details of the discussions with Alps Electric, please see “III.2.(2)(iii) Discussions with Alps Electric” below.

III.	Final Examination of the Share Exchange

1.	Background to Date
As announced in the Business Integration Press Release, the Companies resolved at their respective board of directors meetings held on July 27, 2017 to implement the Business Integration and executed the Share Exchange Agreement based on the resolutions of their respective board of directors meetings of the same day.
In conjunction with the resolution of the board of directors held on July 27, 2017 set forth above, in order to ensure fairness and reasonableness of the Share Exchange Ratio, the Company requested SMBC Nikko Securities Inc. (“SMBC Nikko”), a third-party financial advisor independent from the Companies, to analyze the Share Exchange Ratio.  SMBC Nikko conducted analysis of the Share Exchange Ratio using the method described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release.  Moreover, upon request from the board of directors of the Company, SMBC Nikko submitted to the Company a written opinion (fairness opinion) dated July 26, 2017 to the effect that the Share Exchange Ratio is fair to common shareholders of the Company, excluding the Company’s controlling shareholder and others (i.e., “controlling shareholder and others specified by the Enforcement Rules” as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”) and Article 436-3 of its Enforcement Rules, hereinafter the same), subject to the premises set forth in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release and certain other assumptions.

Also in connection with the resolution of the board of directors meeting held on July 27, 2017 set forth above, the Company established a third-party committee (the “Original Third-Party Committee”) consisting of three members, namely Mr. Hideo Kojima, a member of the Company’s Audit and Supervisory Committee, as well as an outside director of the Company who is registered with the TSE as an independent officer, Mr. Shunsuke Teragaki, an attorney-at-law (Nexpert Law Office), and Mr. Toshikazu Nakazawa, a certified public accountant (Blest Partners Inc.), with each of the latter two being an external expert with no interests in either Alps Electric or the Company, and the Company obtained a written report (toshinsho) (the “Original Written Report”) from the Original Third-Party Committee on July 26, 2017 stating that the resolution by the board of directors of the Company to approve the Share Exchange was not disadvantageous to the minority shareholders of the Company.
For the details of these procedures, please see the Business Integration Press Release.

The Company subsequently made upward revisions to the full-year consolidated earnings forecast for the fiscal year ended March 31, 2018 (the “Revisions to Earnings Forecasts”) as announced in the press releases titled “Notice of Differences between Earnings Forecasts and Actual Financial Results for First Six Months of Fiscal Year Ending March 31, 2018, and Revisions to Full-Year Earnings Forecasts” dated October 30, 2017 and “Notice of Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018” dated January 30, 2018.  Given such upward revisions, as announced in the “Notice Regarding the Results of the Examination of the Impact that the Financial Forecasts Reflecting the Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018 Have on the Calculation of the Share Exchange Ratio” dated February 27, 2018 (the “Re-examination Press Release”), as the means to take a cautious approach in consummating the Share Exchange and to confirm that the Share Exchange is not disadvantageous to the minority shareholders of the Company, with respect to the discounted cash flow analysis (the “DCF Analysis”) conducted by SMBC Nikko as described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release, the Company examined whether or not the impact of the Revisions to Earnings Forecasts on the financial forecasts of the Companies that were used as conditions underlying the DCF Analysis is so material as to make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio (the “Re-examination”).
In conducting the Re-examination, the Company requested SMBC Nikko to analyze the impact of the updates to the financial forecasts of the Companies from the fiscal year ending March 31, 2018 through the fiscal year ending March 31, 2020 reflecting, among others, the Revisions to Earnings Forecasts, on the results of the DCF Analysis conducted by SMBC Nikko as described in “II.2.(2)(i) Overview of the Analysis” of the Business Integration Press Release.  In the analysis, SMBC Nikko used the then most recent financial forecasts as underlying conditions and conducted scenario-based simulations using the DCF Analysis on the basis of several reasonably expected assumptions, and provided explanations on the method and results of such simulation to the Company.
In the course of the Re-examination, the Company established the Original Third-Party Committee again on February 2, 2018 and, on February 26, 2018, obtained from the Original Third-Party Committee a written report (toshinsho) stating that there would be no change in its opinion expressed in the Original Written Report as a result of the Revisions to Earnings Forecasts.
Accordingly, based on the results of the Re-examination, the Company resolved at its board of directors meeting held on February 27, 2018 that, having determined that the impact of the Revisions to Earnings Forecasts on the financial forecasts does not make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio, the Company will not request a revision of the Share Exchange Ratio.
For the details of the Re-examination, please see the Re-examination Press Release.

2.	Final Examination
(1)	Background and Objectives of the Final Examination
In light of the fact that approximately one year has passed since the execution of the Share Exchange Agreement and taking opinions from shareholders of the Company and other factors into account, the Company has decided to conduct the Final Examination as the means to take a cautious approach to protect the interests of its minority shareholders before submitting a proposal for the approval of the Share Exchange Agreement to the Extraordinary General Meeting of Shareholders.

(2)	Method of the Final Examination
In the Final Examination, the Company requested SMBC Nikko to conduct an analysis of the Share Exchange Ratio (the “Final Analysis”).  In connection with the Final Analysis, the Company updated the period covered by the Company’s financial forecasts to the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021.  The Company also asked Alps Electric to update Alps Electric’s financial forecasts and, once the Company received the updated financial forecasts, the Company checked the details of such updates.  In addition, the Company examined the validity of Alps Electric’s updated financial forecasts through, for instance, conducting question-and-answer sessions relating to the financial forecasts with Alps Electric.  Please note that in connection with the Final Analysis, the Company has not obtained an opinion (fairness opinion) from SMBC Nikko to the effect that the Share Exchange Ratio is fair from a financial point of view to shareholders of the Company's common shares other than the Company’s controlling shareholder and others.
Furthermore, the Company has obtained advice on such matters as the methods and process of the Final Examination from TMI Associates (the legal advisor of the Company), which is independent from both of the Company and Alps Electric, from a legal point of view.
In addition, with a view to further increasing the independence of the third-party committee and having them play their roles more effectively, the Company established on July 27, 2018 a third-party committee (the “Third-Party Committee”) consisting of five members, namely, the three members of the Original Third-Party Committee in addition to two new members of Mr. Toru Matsumoto, a certified public accountant (Toru Matsumoto Certified Public Accountant Office) and Mr. Takashi Kokubo, an attorney-at-law (Kokubo Law Office), and the Company asked the Third-Party Committee whether or not the Share Exchange is disadvantageous to the minority shareholders of the Company.
In parallel with the examination described above, the Company also discussed the conditions regarding the business integration with Alps Electric based on the current business condition and market trend given that approximately one year has passed since the execution of the Share Exchange Agreement.
The details of these procedures are specifically as follows.
(i)	Analysis of the Share Exchange Ratio by SMBC Nikko
In the Final Analysis, SMBC Nikko conducted an analysis using the most recent financial forecasts of the Companies for the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021 as underlying conditions, and the Company received explanations on the methods and results of such analysis.
In the Final Analysis, SMBC Nikko conducted a market share price analysis, a comparable company analysis, and a DCF Analysis.  The range in the number of the Company common shares as a result of each analysis is as follows, when the share value for one Alps Electric common share is deemed to be one (Note 1):

Method of Analysis	Result of Financial Analysis of the Share Exchange Ratio
Market Share Price Analysis	0.74～0.78
Comparable Company Analysis	0.53～0.73
DCF Analysis	0.48～0.91

In the market share price analysis, for Alps Electric, the financial analysis was conducted with September 25, 2018 as the analysis reference date, by using the simple average of the closing prices for the last one month, three months, and six months immediately prior to the analysis reference date on the First Section of the TSE.  For the Company, the financial analysis was conducted with September 25, 2018 as the analysis reference date, by using the simple average of the closing prices for the last one month, three months, and six months immediately prior to the analysis reference date on the First Section of the TSE.  Based on these results, the range of the share exchange ratio was analyzed to be between 0.74 and 0.78.

In the comparable company analysis, for Alps Electric, Murata Manufacturing Co., Ltd., Nitto Denko Corporation, TDK Corporation, MinebeaMitsumi Inc., Taiyo Yuden Co., Ltd. and Japan Aviation Electronics Industry, Limited were selected as the comparable listed companies that may be considered to have similarities with Alps Electric. For the Company, Clarion Co., Ltd. and JVCKENWOOD Corporation were selected as the comparable listed companies that may be considered to have similarities with the Company.  Using the enterprise value-to-EBITDA multiples of companies comparable to the Companies, the range of the share exchange ratio was analyzed to be between 0.53 and 0.73.  With respect to Pioneer Corporation (“Pioneer”), which was selected as a comparable listed company in the comparable company analysis by SMBC Nikko as described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release, the Company received explanation from SMBC Nikko that Pioneer was excluded from companies comparable to the Company because (a) the consolidated quarterly financial statements of Pioneer presented in its news release titled “Pioneer Announces Business Results for 1Q Fiscal 2019” dated August 6, 2018 contained a note regarding a situation generating substantial uncertainties about its going concern assumption and (b) there have been unstable fluctuations of its share price presumably caused by market speculations following news reports to the effect that Pioneer was considering a fundamental overhaul of its business through management revitalization (Note 2).
In the DCF Analysis, for Alps Electric, its share value was analyzed by discounting the future free cash flow based on the financial forecasts prepared by Alps Electric at a certain discount rate.  To analyze the terminal value for the DCF Analysis, the perpetual growth method and the multiple method were used.  The discount rate used was between 8.27% and 9.27% (Note 3).  The perpetual growth rate used was 0%, and under the multiple method, the EBITDA multiple used was between 7.3 and 8.3.  For the Company, its share value was analyzed by discounting the future free cash flow based on the financial forecasts prepared by the Company at a certain discount rate.  To analyze the terminal value for the DCF Analysis, the perpetual growth method and the multiple method were used.  The discount rate used was between 5.97% and 6.97%.  The perpetual growth rate used was 0%, and under the multiple method, the EBITDA multiple used was between 4.6 and 5.6.  Based on the results of the analysis, the range of the share exchange ratio was analyzed to be between 0.48 and 0.91.
SMBC Nikko appropriately reflected the cash and deposits held by the Companies (a total of cash and deposits and intergroup deposit, hereinafter the same) in the Final Analysis, with certain variations in the manner of treatment depending on the analytical method.  In the comparable company analysis, since the amount of cash and deposits held by each comparable listed company, that is recognized on its balance sheet, was used in analyzing its enterprise value-to-EBITDA multiple, the amount of cash and deposits held by each of the Company and Alps Electric, that is recognized on their respective balance sheet, was used in analyzing each share value in order to make the analytical criteria consistent with the comparable listed companies, and therefore, the entire amount of such cash and deposits was taken into consideration as non-operating assets.  On the other hand, in the DCF Analysis, the cash and deposits held by the Company or Alps Electric were categorized as either necessary operating cash or all other cash and deposits.  In the process of the analysis, cash and deposits other than operating cash are treated as non-operating assets and added to the share value.  In the comparable company analysis and the DCF Analysis, the impact of the Special Dividends was taken into consideration in the analysis of the share value of each of the Company or Alps Electric.
Moreover, the financial forecasts of the Companies that SMBC Nikko used as a basis for its DCF Analysis do not contemplate any significant increase or decrease in profit.  Such financial forecasts of the Companies do not assume the consummation of the Share Exchange.
For the assumptions and disclaimers pertaining to the analysis of the share exchange ratio by SMBC Nikko, please see Exhibit.

(Note 1)
For the Final Analysis, SMBC Nikko has in principle used information provided by each of the Companies, public information as well as other information as is, and has assumed that all such materials and information are accurate and complete and that there is no information yet to be disclosed to SMBC Nikko that could significantly affect the analysis of the share exchange ratio, and SMBC Nikko has not independently verified their accuracy or completeness.  Also, SMBC Nikko has not undertaken an independent evaluation, appraisal or assessment of any of the assets or liabilities (including contingent liabilities), including analysis and valuation of individual assets and liabilities, of the Companies or any of their respective subsidiaries or affiliates, nor has it made any request to a third party institution for such appraisal or assessment.  SMBC Nikko has assumed that the financial forecasts of the Company to which SMBC Nikko referred in the analysis have been reasonably prepared based on the best currently available estimates and judgments of the managements of the Companies, and such analysis reflects information and economic conditions available up to the analysis reference date.

(Note 2)
According to SMBC Nikko, with respect to the selection (screening) of comparable companies in the comparable company analysis, for the purpose of proper analysis, SMBC Nikko has placed emphasis on whether the selection method is appropriate, logically consistent and based on objective criteria.  Moreover, SMBC Nikko has informed the Company that in selecting comparable companies, SMBC Nikko has confirmed (i) similarity of business content and (ii) similarity of the business size, and then has confirmed regarding special circumstances such as irregularities in the generation of the share price.

With these criteria, in the Final Analysis, as described above, with respect to Pioneer, which was selected as a comparable listed company in the comparable company analysis by SMBC Nikko as described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release, SMBC Nikko informed the Company that Pioneer has been excluded from companies comparable to the Company because (a) the consolidated quarterly financial statements of Pioneer presented in its news release titled “Pioneer Announces Business Results for 1Q Fiscal 2019” dated August 6, 2018 contained a note regarding a situation generating substantial uncertainties about its going concern assumption and (b) there have been unstable fluctuations of its share price presumably caused by market speculations following news reports to the effect that Pioneer was considering a fundamental overhaul of its business through management revitalization, and therefore Clarion Co., Ltd. and JVCKENWOOD Corporation have been selected as the comparable listed companies.
(Note 3)
According to SMBC Nikko, the market share prices of the Companies have been significantly fluctuating due to the Share Exchange as well as various speculations since the date of publication of the Business Integration Press Release, and it is difficult to objectively consider that the beta (β) value (value showing the correlation between fluctuations in share price of certain stock and fluctuations in the Tokyo Stock Price Index (TOPIX)) of the Company since such date represents what it should be, and therefore SMBC Nikko has used median values of the beta values of the comparable listed companies selected in the comparable company analysis in analyzing the discount rates.

(ii)	Details of the Opinion of the Third-Party Committee
The board of directors of the Company established the Third-Party Committee on July 27, 2018 and asked for its opinions as to (a) whether the purpose of the Share Exchange was reasonable (including whether the Share Exchange would contribute to the improvement of corporate value of the Company), (b) whether the fairness of the terms and conditions of the Share Exchange (including the Share Exchange Ratio) has been ensured, (c) whether attention has been paid to the interests of the minority shareholders of the Company in the Share Exchange through fair procedures, and (d) whether the Share Exchange is not disadvantageous to the minority shareholders of the Company in light of (a) through (c).
In order to examine the fairness of the Share Exchange Ratio in a more multifaceted manner, the Third-Party Committee decided to analyze the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko described above.  The Third-Party Committee appointed, from among multiple specialized institution candidates, YAMADA Consulting Group Co., Ltd. (“YCG”), which is independent from both of the Company and Alps Electric, as its own third-party financial advisor to conduct an analysis of the Share Exchange Ratio in the Share Exchange.  The Third-Party Committee received a financial analysis report and a fairness opinion regarding the Share Exchange Ratio (such financial analysis report, the “Financial Analysis Report” and such fairness opinion, the “Opinion,” and the Financial Analysis Report and the Opinion, collectively, the “Financial Analysis Documents”) from YCG on September 26, 2018.  YCG factored in the impact of the Special Dividends in analyzing the respective share values of the Companies in the Financial Analysis Documents.

The Third-Party Committee held a total of eleven (11) meetings between July 27, 2018 and September 20, 2018 and carefully considered the above matters by, among others, collecting information and having discussions whenever necessary.  For the purpose of giving such consideration, the Third-Party Committee conducted question-and-answer sessions with the Company and Alps Electric with respect to the contents of the most recent financial forecasts of each of the Companies that the Companies prepared.  In addition, the Third-Party Committee received explanations from YCG concerning the method and results of the analysis of the share exchange ratio by YCG and conducted sufficient question-and-answer sessions with YCG with respect to its explanations.  The Third-Party Committee also received explanations from TMI Associates concerning such matters as the method and process of decision-making of the board of directors of the Company with respect to the Final Examination.
Under such circumstances, on the premise of those explanations, the financial analysis report received from YCG and other materials it reviewed, the Third-Party Committee submitted a written report (toshinsho) to the board of directors of the Company on September 26, 2018 substantially to the following effect.

(a)	Purpose of the Share Exchange
The Third-Party Committee examined various documents and also conducted a detailed question-and-answer session with the Company to understand the matters surrounding the Companies such as the current business environment and the business challenges.  Based on that, there are no circumstances where it should be considered that the purpose of the Share Exchange has been particularly changed from the purpose set forth in the Business Integration Press Release and the Transaction Structure Change Press Release and there are no circumstances either where it should be considered that the purpose of the Share Exchange is unreasonable in light of such matters as the current business environment and business challenges, and the Share Exchange would contribute to the improvement of corporate value of the Company.  Therefore the Third-Party Committee have concluded that the purpose of the Share Exchange is reasonable.

(b)	Fairness of the Terms and Conditions of the Share Exchange
(i)	Obtaining Financial Analysis Documents of YCG
The contents of the Financial Analysis Documents are as follows (Note).
(A)	Financial Analysis Report
YCG conducted a DCF Analysis to evaluate intrinsic value of the Companies based on the status of their future business activities.  The range in the number of the Company common shares as a result of the analysis is as follows, when the share value for one Alps Electric common share is deemed to be one.
In the analysis, YCG used the most recent financial forecasts of the Companies for the period from fiscal year ending March 31, 2019 through fiscal year ending March 31, 2021 as underlying conditions.

Method of Analysis	Result of Financial Analysis of the Share Exchange Ratio
DCF Analysis	0.45～0.65

In the DCF Analysis mentioned above, for Alps Electric, in order to analyze the range of values per Alps Electric common share, Alps Electric’s firm value and share value were analyzed by making certain financial adjustments to the enterprise value obtained by discounting the future free cash flow expected to be generated by Alps Electric, based on the future revenue projections of Alps Electric, to its current value using a certain discount rate. Such future revenue projections took into consideration various factors such as the business plan, prepared by Alps Electric, for the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021, recent earnings trends, and public information. The discount rate used was between 5.57% and 6.81% and the perpetual growth rate used was 0%. For the Company, in order to analyze the range of values per the Company’s common share, the Company’s firm value and share value were analyzed by making certain financial adjustments to the enterprise value obtained by discounting the future free cash flow expected to be generated by the Company, based on the future revenue projections of the Company, to its current value using a certain discount rate.  Such future revenue projections took into consideration various factors such as the business plan, prepared by the Company, for the period from the fiscal year ending March 31, 2019 through the fiscal year ending March 31, 2021 recent earnings trends, and public information.  The discount rate used was between 7.07% and 8.64% and the perpetual growth rate used was 0%.  Based on the results of such analysis, the share exchange ratio was indicated to be between 0.45 and 0.65.

Moreover, the financial forecasts of the Companies that YCG used as a basis for its DCF Analysis do not contemplate any significant increase or decrease in profit.  Such financial forecasts of the Companies do not assume the consummation of the Share Exchange.
YCG also considered using the methods of market share price analysis and comparable company analysis in the analysis described above, but used neither of them for the following reasons.
•	Market share price analysis
In conducting market share price analyses, it is generally thought that unless the most recent share prices are used the valuation would not reflect various factors surrounding the subject companies as of the analysis reference dates, and as a result the share prices during the last six months are used.  However, the Company’s share prices following the announcement of the Share Exchange have been affected by various speculations related to the Share Exchange and it is likely that the formation of price deviated from the fundamentals of the Company (e.g., earnings and financial condition). Therefore it is not appropriate to use the share prices during such period as a basis for the share value analysis.  For this reason, a market share price analysis was not used.
•	Comparable company analysis
The comparable listed companies that are assumed to have similarities with the Company include Clarion Co., Ltd., JVCKENWOOD Corporation and Pioneer Corporation.  With respect to Clarion Co., Ltd., variables such as profit, shareholders’ equity, and EBITDA did not show appropriate correlation with its enterprise value.  Moreover, with respect to Pioneer, (a) the news release titled “Pioneer Announces Business Results for 1Q Fiscal 2019” dated August 6, 2018 contains a note to its consolidated quarterly financial statements that there are substantial uncertainties about the going concern assumption and (b) there have been significant fluctuations of its share price presumably caused by market speculations following news reports to the effect that Pioneer was considering a fundamental overhaul of its business aimed at a management improvement plan and recovery of profitability.  Therefore, both Clarion Co., Ltd. and Pioneer are not appropriate as comparable listed companies.  As a result, JVCKENWOOD Corporation is the only company, that it would be appropriate to treat as a comparable listed company. However, only one company would not be a sufficient number of comparable companies to appropriately conduct a comparable company analysis.  For this reason, the comparable company analysis was not used.

(B)	Opinion
The Third-Party Committee received an opinion from YCG on September 26, 2018 to the effect that the Share Exchange Ratio is fair from a financial point of view to common shareholders of the Company other than the Company’s controlling shareholder and others.

(Note)	The Financial Analysis Documents submitted by YCG are based on the following assumptions.

•
In submitting the Financial Analysis Documents, YCG has in principle used without modification information provided by each of the Companies, public information as well as other information, and has assumed that all such materials and information are accurate and complete and that there is no information yet to be disclosed to YCG that could significantly affect the analysis of the respective values of the shares of common stock of the Companies, and has not independently verified the accuracy or completeness of such information.

•
YCG has not undertaken an independent evaluation or assessment of any of the assets or liabilities (including off-balance sheet assets, off-balance sheet liabilities and contingent liabilities) of the Companies or any of their respective related companies, and has analyzed other information used as a basis for its examination subject to certain restrictions.  In addition, YCG has assumed that the business plans of the Companies have been reasonably prepared based on the best estimates and judgments of the respective managements of the Companies available as of the analysis reference date.

•
YCG is not aware of any discrepancy to arise between the share exchange ratio analyzed in the Financial Analysis Report and the share exchange ratio to be actually used by the Company and Alps Electric in the future, and YCG assumes no liability for such discrepancy.

•
The share exchange ratio analyzed in this Financial Analysis Report has been analyzed based on the respective share values of the Companies as of the financial analysis reference date, and although the contents of the Financial Analysis Report may be affected by certain factors, including the future changes in the financial or capital markets or the business environment surrounding the Companies as well as the changes to the financial positions or business performances of the Companies, YCG assumes no obligation to modify or amend the contents of the Financial Analysis Report.  The Opinion is limited to the scope of information available to YCG as of the date of submission of the Opinion.  Although the contents of the Opinion may be affected by subsequent events, YCG assumes no obligation to update, revise or supplement the contents of the Opinion due to such subsequent events.

•
The Opinion only expresses YCG’s opinion that the Share Exchange Ratio is fair from a financial point of view to common shareholders of the Company, and does not express any opinion as to the Company’s decision regarding the Share Exchange.  Moreover, the Opinion does not express YCG’s opinion concerning the price at which shares of the Company’s common stock would be traded in the future.

•
The Financial Analysis Report does not make any recommendation to any party as to sale or purchase of the Company’s shares or the Share Exchange, or otherwise make any solicitation or recommendation to any party as to the matter related to them.

(ii)	Consideration of the Financial Analysis Documents by the Third-Party Committee
(A)	Results of the analysis by YCG
The Third-Party Committee received detailed explanations from YCG concerning the method and the rationality of the analysis used in the Financial Analysis Report, followed by a sufficient question-and-answer session with YCG with respect to such explanations.  The Third-Party Committee also received detailed explanations from employees in charge at the Companies concerning the contents of the business plans of the Companies which were used as a basis for the financial analysis and the rationality of the business plans, followed by sufficient question-and-answer sessions with those employees with respect to such explanations.

According to the explanations and answers from YCG, the market share price analysis is generally conducted in practice based on the share prices during the last six months because it is considered to be desirable to conduct the analysis using the latest share prices.  In this regard, in analyzing the share prices of the Companies following the announcement of the Share Exchange, the share price of the Company in particular has fluctuated irrespective of intrinsic share value during the period of over a year since the Companies announced the Share Exchange Ratio of 1:0.68 on July 27, 2017, due to such factors as speculations on the feasibility of the Share Exchange and the revision to the Share Exchange Ratio, and it is strongly presumed that the formation of price deviated from the fundamentals of the Company (e.g. earnings and financial condition).  Given that, the share prices of the Company during the last six months of the date of submission of the Financial Analysis Report may not appropriately reflect the share value of the Company and are therefore not appropriate to be used as a basis for the share value analysis.
Moreover, when the comparable company analysis is used in the share value analysis, it is generally desirable to compare with about four to seven comparable companies to ensure the reliability of multiples, and unless there are at least two comparable companies, in general the comparable company analysis is not used.
In addition to the above explanations from YCG, the Third-Party Committee carefully considered and concluded that there is nothing unreasonable about the reason for YCG not using the market share price analysis and the comparable company method in the financial analysis described above or the process leading to that judgment.
The Third-Party Committee also conducted a detailed question-and-answer session with YCG, based on which the Third-Party Committee carefully considered, but did not find anything unreasonable as to the analysis method and other matters in the Financial Analysis Report.
According to the Financial Analysis Report, the share exchange ratio was analyzed to be between 0.45 and 0.65 based on the DCF Analysis, when the share value for one Alps Electric common share is deemed to be one.

(B)	Other matters considered
In light of the facts, among other things, that certain of the shareholders of the Company has expressed the opinions as to the method of analyzing the share value of the Company using the DCF Analysis, the Third-Party Committee considered the following.

•	Necessary operating cash
In analyzing the enterprise value of the Company using the DCF method, necessary operating cash was considered to be approximately 34.4 billion yen, which is equivalent to one and a half times the amount of monthly sales of the Company.  On this point, according to the explanations from YCG, it is common in theory and practice to treat cash necessary for business operations as operating cash and surplus cash as non-operating assets, and the level of operating cash varies among industries, companies, economic environments and other factors such that it is not possible to set a uniform standard for it.  Moreover, the levels of necessary operating cash of the Companies are at levels that cannot be considered unreasonable in terms of practice based on the question-and-answer sessions with the respective employees in charge at the Companies and other facts.
The Third-Party Committee carefully considered the treatment of necessary operating cash in the analysis of the Company’s business value using the DCF Analysis, taking into consideration matters such as the explanations from YCG and the employees in charge at the Company, and concluded that such treatment of necessary operating cash is not unreasonable.
In addition, in the DCF Analysis, while necessary operating cash was taken into consideration in analyzing the enterprise values of not only the Company but also Alps Electric, a hypothetical analysis where the necessary operating cash of the Companies were assumed to be zero (where all cash and deposits were treated as non-operating assets) indicated the share exchange ratio to be between 0.50 to 0.70.  It is considered that the Share Exchange Ratio is close to the upper limit of the range obtained by the hypothetical analysis, and the Third-Party Committee therefore does not believe that the size of necessary operating cash would raise doubt about the fairness of the calculation of the Share Exchange Ratio using the DCF Analysis.

•	Perpetual growth rate
In the DCF Analysis of the enterprise value of the Company, the perpetual growth rate used was 0%.  According to the explanations from YCG, even in recent corporate reorganizations and MBOs in Japan, the perpetual growth rate used in the DCF Analysis of the enterprise value of the target company is often 0% or somewhere between −0.25% and 0.25% or −0.5% and 0.5%, making the median value 0% (approximately 75% of over ten samples from recent published cases in Japan used a perpetual growth rate of 0%), and therefore it is common practice to use the perpetual growth rate of 0% for going concerns like the Company.
The Third-Party Committee carefully considered the treatment of the perpetual growth rate as being 0% in the DCF Analysis of business value of the Company, taking the above explanations from YCG into consideration, and concluded that such treatment of perpetual growth rate is not unreasonable.

•	Period covered by financial forecasts
The DCF Analysis of business value of the Company is conducted based of the financial forecasts for the period of three years.
According to the explanations from YCG, enterprise value to use for DCF Analysis projections for periods over which forecasts can reasonably be made with a certain degree of confidence.  In recent corporate reorganizations and MBOs in Japan, the DCF Analysis of enterprise value of the target company is often based on the financial forecasts for three to five years, and in light of the situations of such cases of other companies, it is not believed to be particularly unreasonable to use the financial forecast for three years as a basis for the analysis of the Company’s enterprise value.
In this regard, in the question-and-answer session with the employees in charge at the Company, the Third-Party Committee was explained that the Company normally formulates medium-term business plan for a period of three years regardless of the Share Exchange, and any plan for a period of over three years could raise doubt about confidence in the plan, and there was nothing unreasonable about such explanation from the Company.
Given the above, the Third-Party Committee carefully considered the use of the financial forecast for three years as a basis for the DCF Analysis of business value of the Company, and concluded that such treatment of the financial forecast is not unreasonable.

Taking the above into account, the Third-Party Committee concluded that the fairness of the terms and conditions of the Share Exchange has been ensured.

(c)	Fairness of the procedure
(i)	Procedures until the Final Examination
Given that in the consideration and examination by the Company of the Share Exchange until the Final Examination, the Company carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of the Company through fair procedures while obtaining advice and opinions from SMBC Nikko and TMI Associates, which are independent from the Companies, and in the course of discussing, examining and negotiating the Share Exchange, there is no fact suggesting that the Company side had been affected by Alps Electric or a person with a special interest in Alps Electric, it is believed that, in the consideration and examination by the Company of the Share Exchange until the Final Examination, attention has been paid to the interests of the minority shareholders of the Company through fair procedures.

(ii)	Procedures of the Final Examination
(A)	Obtainment of advice from external experts who are independent from the Companies
In the Final Examination, the Company carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of the Company through fair procedures while obtaining advice and opinions from SMBC Nikko and TMI Associates, which are independent from the Companies.

(B)	Discussions with Alps Electric
While it is believed that even if the Special Dividends are not paid, there are no circumstances where it should be considered that the Share Exchange Ratio is unfair, the Company has requested Alps Electric to discuss the terms and conditions of the Business Integration with the Company, and as a result of such discussions, the Company has decided to pay the Special Dividends that will benefit its minority shareholders.  It is therefore considered that the Company has made efforts to pay the maximum attention to the interests of its minority shareholders.

(C)	No involvement of a person with a special interest in the Final Examination
Of the officers and employees of the Company, Mr. Masataka Kataoka, who also serves as a director at Alps Electric, was not involved in the Final Examination on behalf of the Company.
Although Mr. Shinji Inoue, a director of the Company, does not serve as a director at Alps Electric, in light of the fact that he had been a director at Alps Electric until June 2016 and it could not be established that the consideration of the Share Exchange, including preliminary consideration, had not commenced by that time in June 2016, from the perspective of avoiding any potential conflicts of interest with the minority shareholders of the Company to the extent possible, he was not involved in the Final Examination on behalf of the Company.
Moreover, since Mr. Nobuhiko Komeya, the representative director of the Company, and Mr. Koichi Endo, Ms. Satoko Hasegawa, Mr. Shinji Maeda and Mr. Satoshi Kinoshita, directors of the Company, are expected to assume the offices of directors but not members of the Audit and Supervisory Committee or directors who are members of the Audit and Supervisory Committee of Alps Electric after the Business Integration on the effective date of the Share Exchange, subject to the Share Exchange taking effect, and it cannot be denied that they could be considered to have actual or potential conflicts of interest concerning the Share Exchange, none of those directors participated in the discussion or the resolution at the board of directors meeting related to the Final Examination as the means to take a cautious approach.
None of the above nor other facts suggest that the Company side had been affected by Alps Electric or a person with a special interest in Alps Electric in the course of the Final Examination.

Given the above, after carefully considering the procedures of the Final Examination, the Third-Party Committee concluded that the attention has been paid to the interests of the minority shareholders of the Company in the Share Exchange through fair procedures.

(d)	Whether the Share Exchange is not disadvantageous to the minority shareholders of the Company
On the premise of (a) through (c) above and other matters, after carefully considering the procedures of the Final Examination, the Third-Party Committee concluded that the Share Exchange is not disadvantageous to the minority shareholders of the Company.

(iii)	Discussions with Alps Electric
In parallel with the examinations described in (i) and (ii) above, in light of the fact that approximately one year has passed since the execution of the Share Exchange Agreement, the Company discussed with Alps Electric the terms and conditions of the Business Integration based on the purpose of the Share Exchange Agreement, taking the latest business conditions and market trends into consideration.
Specifically, although no particular circumstances that give rise to doubt about fairness of the Share Exchange Ratio were initially identified in the course of examinations described in sub-items (i) and (ii) above, which were conducted without taking the impact of the Special Dividends into consideration, in light of various factors such as opinions expressed by certain minority shareholders of the Company, including the voting outcome at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018, and the latest trends of share prices of the Companies, in order to pursue the possibility for the Business Integration to be conducted on even more favorable terms and conditions to its minority shareholders, on September 4, 2018, the Company officially requested Alps Electric to discuss the terms and conditions of the Business Integration with the Company.
After that, while discussing with Alps Electric, the Company also continued careful consideration at its board of directors meetings, and as a result, on September 14, 2018, the Company stated to Alps Electric that it would like to pay the Special Dividends and from the same day started discussions on the payment of the Special Dividends with Alps Electric.  The Company has set the amount of dividend per share for the Special Dividends at 100 yen in light of such factors as the amount of operating cash necessary for the Company’s business operations, the recent business conditions of each of the Companies, the difference between the financial forecasts of the Companies which was used as a basis for the DCF Analysis, and to which the Companies referred in executing the Share Exchange Agreement on July 27, 2017, and the actual operating results of the Companies for the fiscal year ended March 31, 2018, and the impact of the Special Dividends on the Share Exchange Ratio.
As the result of the discussions described above, the Company obtained agreement from Alps Electric as to the payment of the Special Dividends and that there would be no revision to the Share Exchange Ratio despite the payment of the Special Dividends.

(3)	Resolution of the Board of Directors of the Company in Light of the Final Examination
The Company confirmed the details including the updated factors concerning the revised financial forecasts of each of the Companies and examined the appropriateness, and carefully discussed and considered the details of the Final Analysis, the legal advice from TMI Associates, and the written report (toshinsho) received on September 26, 2018 from the Third-Party Committee.  In parallel with the Final Examination, in light of the fact that approximately one year has passed since the execution of the Share Exchange Agreement, the Company discussed the terms and conditions of the Business Integration with Alps Electric based on the purpose of the Share Exchange Agreement, taking the latest business conditions and market trends.  As a result, the Company concluded that the Share Exchange Ratio is fair on the grounds that (i) as described in “(2)(i) Analysis of the Share Exchange Ratio by SMBC Nikko” above, in accordance with the Final Analysis, the Share Exchange Ratio is at an appropriate level because it is within the range obtained by the DCF Analysis and exceeds the median value of the range obtained by the comparable company analysis, (ii) as described in “(2)(ii) Details of the Opinion of the Third-Party Committee” above, the Financial Analysis Report also states that the Share Exchange Ratio exceeds the upper limit of the range obtained by the DCF Analysis and the Third-Party Committee has submitted, taking into account the Financial Analysis Report other analysis, a written report (toshinsho) to the effect that it is considered that the Share Exchange is not disadvantageous to the minority shareholders of the Company.  Furthermore, (iii) as described in “(2)(iii) Discussions with Alps Electric,” even on the assumption that the Share Exchange Ratio is fair where the Special Dividends are not paid, in light of various factors such as opinions expressed by certain minority shareholders of the Company, including the voting outcome at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018, and the latest trends of share prices of the Companies, the Company has concluded that it is appropriate to conduct the Business Integration on even more favorable terms and conditions to its minority shareholders by way of the Special Dividends.

Based on the result of the examination above, in order to implement the Share Exchange on the premise of the Share Exchange Ratio, the Company resolved at its board of directors meeting held today to set the record date for convening the Extraordinary General Meeting of Shareholders as October 15, 2018, and to submit a proposal for the approval of the Special Dividends to the Extraordinary General Meeting of Shareholders, subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.  Moreover, based on such resolutions, the Company agreed on the payment of the Special Dividends with Alps Electric.
At the meeting of the board of directors of the Company held today, the resolution described above was unanimously approved by all directors (eight (8) directors (including two (2) directors who are members of the Audit and Supervisory Committee)) excluding Mr. Nobuhiko Komeya, Mr. Koichi Endo, Mr. Shinji Inoue, Mr. Masataka Kataoka, Ms. Satoko Hasegawa, Mr. Shinji Maeda and Mr. Satoshi Kinoshita.
Since Mr. Komeya and Mr. Endo, directors but not members of the Audit and Supervisory Committee, and Ms. Hasegawa, Mr. Maeda and Mr. Kinoshita, directors who are members of the Audit and Supervisory Committee, are expected to assume the offices of directors but not members of the Audit and Supervisory Committee or directors who are members of the Audit and Supervisory Committee of Alps Electric after the Business Integration on the effective date of the Share Exchange, subject to the Share Exchange taking effect, and it cannot be denied that they could be considered to have actual or potential conflicts of interest concerning the Share Exchange, none of those directors participated in the discussion or the resolution at the board of directors meeting described above as the means to take a cautious approach,.
Mr. Masataka Kataoka, a director but not a member of the Audit and Supervisory Committee, serves as a director at Alps Electric concurrently.  Mr. Shinji Inoue, a director but not a member of the Audit and Supervisory Committee, was a director at Alps Electric during the business year before the consideration of the Share Exchange began.  Since they have conflicts of interest or potential conflicts of interest concerning the Share Exchange, neither of Mr. Kataoka nor Mr. Inoue participated in the discussion or the resolution at the board of directors meeting described above.

End

One of the parties to the Business Integration, Alps Electric, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with the Company.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.

Exhibit: Assumptions and Disclaimers, etc. of SMBC Nikko’s Analysis of Share Exchange Ratio

In conducting the Final Analysis, SMBC Nikko has relied upon and assumed the accuracy and completeness of all information that SMBC Nikko took into account in the consideration or was provided to SMBC Nikko or was discussed with Alpine or Alps Electric or was publicly available or otherwise reviewed by or for SMBC Nikko. SMBC Nikko has not independently verified nor has SMBC Nikko assumed responsibility or liability for independently verifying any such information or its accuracy or completeness and have assumed that the management of each of Alpine and Alps Electric is unaware of any fact or circumstance that would make such information inaccurate or misleading.

The Final Analysis does not express SMBC Nikko’s view on the fairness or reasonableness (financial or otherwise) of the Share Exchange Ratio or the value or market price level of the common stock of Alpine or Alps Electric before or after the consummation of the Share Exchange and other relevant matters.

The summary of the Final Analysis included in this document is not a complete description of all analyses performed and factors considered by SMBC Nikko in connection with the Final Analysis. SMBC Nikko believes that the Final Analysis, a portion of which are described in this document, must be considered as a whole and that selecting portions of its analyses or focusing on information presented in the tabular format could create an incomplete view on the Final Analysis. In conducting the Final Analysis, SMBC Nikko did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

In conducting the Final Analysis, SMBC Nikko has not conducted any independent assessment, appraisal, valuation or research (including environmental research for properties; same shall apply hereunder) concerning the assets or liabilities of Alpine, Alps Electric, and affiliates of either of them (including derivative products, off-BS assets and liabilities, and other contingent liabilities), let alone analysis and assessment of each asset item or each liability item, and SMBC Nikko has never conducted independent verifications to see whether each one of the items does really exist or not; also SMBC Nikko has not received any reports of appraisal, valuation, research, or verification regarding real existence for each of the items. Nor has SMBC Nikko conducted any credit evaluation for Alpine or Alps Electric under the applicable laws and regulations, concerning such points as bankruptcy, insolvency or the like. As to the financial forecasts and other forecast information of Alpine and Alps Electric that SMBC Nikko was provided, SMBC Nikko took them as is as the basis of its outlook, assuming that they were reasonably prepared or provided by Alpine and Alps Electric as per the best estimation and judgment of respective management, and that the financial condition of Alpine and Alps Electric each would undergo a transition just in accordance with the said projections and forecast. SMBC Nikko has relied on the projections and related materials, without having conducted any independent research to verify them, in conducting the Final Analysis. SMBC Nikko notes that SMBC Nikko does not guarantee that the said financial projections are feasible, or that the actual results should be close to the projections. It is reasonably expected that the shares of common stock of Alpine would be delisted in accordance with the Listing Rules of TSE after the completion of the Share Exchange, but SMBC Nikko notes that SMBC Nikko did not take into account whether shares of common stock of Alps Electric might be delisted or not, and also that SMBC Nikko did not take into account whether there would be any impact from such delisting on Alpine and Alpine’s shareholders as well as the degree of impact if any, in conducting the Final Analysis. Also, in conducting the Final Analysis, SMBC Nikko has assumed that all material information of Alpine and Alps Electric has been adequately disclosed, that all material information of Alpine and Alps Electric has adequately been reflected in the market price of respective share, and that there is no more material information yet to be announced or disclosed that could adversely affect the market price of Alpine or Alps Electric share.

SMBC Nikko is not a legal, accounting or tax expert and has not conducted any independent consideration and analysis concerning the legality and validity of the Share Exchange as well as concerning the adequacy in handling tax or accounting in conducting the Final Analysis, so SMBC Nikko has assumed that the Share Exchange will be consummated properly and effectively in accordance with all adequate procedures in terms of legal, accounting and tax. Also, SMBC Nikko notes that SMBC Nikko did not take into account the impact from the Share Exchange on Alpine and other transaction counterparties in terms of tax.

SMBC Nikko has also assumed that (i) all governmental, regulatory or other permits and consents (contractual or otherwise) necessary to consummate the Share Exchange will be received during a period and under the terms that would never negatively affect the business and the expected profitability of Alpine and Alps Electric, (ii) the Share Exchange is a tax-free share exchange in compliance with the Japanese corporation tax law, and (iii) the Share Exchange will be consummated all in accordance with the terms and conditions set forth in the Share Exchange Agreement, without any waiver, amendment or change concerning all material conditions and agreements set forth in the Share Exchange Agreement and the detail of rights and obligations related to the target business (more specifically rights and obligations regarding the related assets, liabilities, contracts, employees, etc.) as presented by Alpine and Alps Electric. SMBC Nikko was not obligated to, so has not conducted any independent research concerning the above assumed points.

The Final Analysis is based on the financial and capital markets, economic and other conditions as of the analysis reference date (except as otherwise stated in the Final Analysis), and SMBC Nikko relies on the information made available to SMBC Nikko or SMBC Nikko managed to obtain by the analysis reference date. Although the Final Analysis might be affected by future changes in conditions, SMBC Nikko does not assume any obligation to revise, change, or supplement them. Also, the Final Analysis does not include inference or suggestion of SMBC Nikko’s future opinion after the analysis reference date.

SMBC Nikko has conducted the Final Analysis herewith in response to Alpine’s request. As a financial advisor to Alpine concerning the Share Exchange, SMBC Nikko has received, and will receive fees from Alpine for its services (the substantial part of such fees is contingent on the consummation of the Share Exchange). Alpine has agreed to reimburse SMBC Nikko’s expenses and indemnify SMBC Nikko against certain liabilities arising out of its engagement. SMBC Nikko and its affiliates in the past have traded and may actively trade or possibly would trade for or with Alpine, Alps Electric, or affiliates of either of them, for investment banking business, securities/financial instruments-related business, and commercial banking business, and have received or in the future might receive fees for such services. Also, in the ordinary course of businesses, SMBC Nikko may trade the securities and various other financial instruments including derivatives of Alpine, Alps Electric, or affiliates of either of them, for own account or for customer accounts from time to time, and could own certain position relating to them.

This document is a summary of the press release titled “Notice Regarding Setting of the Record Date for Convening the Extraordinary General Meeting of Shareholders Relating to Approval of the Share Exchange with Alps Electric Co., Ltd., Dividends of Surplus and the Final Examination for the Share Exchange,” which was issued on September 27, 2018.  For details, please see the press release.

(Summary) Notice Regarding Setting of the Record Date for Convening the Extraordinary General Meeting of Shareholders Relating to Approval of the Share Exchange with Alps Electric Co., Ltd., Dividends of Surplus and the Final Examination for the Share Exchange

Alpine Electronics, Inc. (the “Company”) hereby announces that the Company has resolved and examined as follows at its board of directors meeting held today.

(1)
The Company has resolved as follows to set the record date for convening an extraordinary general meeting of shareholders (the “Extraordinary General Meeting of Shareholders”) at which the Company will submit a proposal for the approval of a share exchange agreement (the “Share Exchange Agreement”) concerning a share exchange through which Alps Electric Co., Ltd. (“Alps Electric” and, together with the Company, the “Companies”) will become a wholly owning parent company of the Company and the Company will become a wholly owned subsidiary (the “Share Exchange”).  It was announced that the Extraordinary General Meeting of Shareholders would be held in mid-December 2018, and the Company will disclose the date as soon as it is determined at a board of directors meeting to be held in the future.

Public notice date:	September 28, 2018
Record date:	October 15, 2018
Method of public notice:	Electronic public notice
(To be posted on the Company’s website: http://www.alpine.co.jp/)

It is planned that such proposal is to be submitted to the Extraordinary General Meeting of Shareholders without revising the current share exchange ratio agreed by the Companies in the Share Exchange Agreement (the “Share Exchange Ratio”).

(2)
The Company has resolved to submit a proposal regarding the distribution of surplus (the “Special Dividends”) to the Extraordinary General Meeting of Shareholders, subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.

Record date:	October 15, 2018
Dividend per share:	100 yen
Total amount of dividends:	6,895 million yen
Effective date:	To be determined
Source of dividends:	Retained earnings

(3)
Moreover, as the means to take a cautious approach to protect the interests of its minority shareholders, the Company conducted careful discussions and consideration as to whether the Share Exchange is not disadvantageous to the minority shareholders of the Company in light of such factors as confirmation of the details including the updated factors concerning the revised financial forecasts of each of the Company and Alps Electric and the examination of the appropriateness, the details of the analysis of the Share Exchange Ratio by SMBC Nikko Securities Inc., the legal advice from TMI Associates, and the written report (toshinsho) received on September 26, 2018 from the third-party committee consisting of five members, to which two new members have been added (collectively, the “Final Examination”).

As a result, the Company concluded that the Share Exchange Ratio is fair on the grounds that (A) in accordance with the analysis of the Share Exchange Ratio by SMBC Nikko Securities Inc., the Share Exchange Ratio is at an appropriate level because it is within the range obtained by the DCF Analysis and exceeds the median value of the range obtained by the comparable company analysis, and (B) the financial analysis report received by the third-party committee from YAMADA Consulting Group Co., Ltd. also states that the share exchange ratio exceeds the upper limit of the range obtained by the DCF Analysis and the third-party committee has submitted, taking into account the financial analysis report and other analyses, a written report (toshinsho) to the effect that it is considered that the Share Exchange is not disadvantageous to the minority shareholders of the Company.

End